Exhibit 99.5
NICE inContact and Zendesk Working Together to Support
Remote Contact Center Teams

NICE inContact CXone@home free for 60 days to new customers

SALT LAKE CITY, May 21, 2020 – NICE inContact, a NICE business (Nasdaq: NICE), and the leader in cloud contact center, today announced it is partnering with Zendesk, Inc. (NYSE: ZEN), a service-first customer relationship management (CRM) company, to support contact centers responding to changing customer demands. Companies can now use NICE inContact CXone@home with the Zendesk Support Suite and the complimentary Zendesk Remote Support Bundle to help remote contact center and help desk teams keep up with increased interactions due to COVID-19.

In order to ensure the health and safety of agents, many organizations have transitioned employees to work from home. Both NICE inContact CXone@home and Zendesk Remote Support Bundle enable a fully virtual contact center for business continuity, productivity and service reliability.

CXone@home is now available free for 60 days for new customers and can be up and running in 48 hours with voice and digital channels as well as the complete suite of workforce optimization (WFO) capabilities to ensure agents are both safe and productive while working from home. Zendesk Remote Support Bundle is complimentary for organizations using Pro or Enterprise versions of Zendesk Support or Support Suite.

Benefits of CXone@home include:
•	Move agents to work from home and continue to seamlessly serve customers across voice and digital channels
•	Adjust quickly to handle customer demand and easily manage changes in demand
•	Restore team productivity and performance
•	Ensure compliance
•	Manage staffing and adherence to service level agreements

Maintaining strong customer relationships is key to business success, especially during times of uncertainty. Contact center agents are on the front lines interacting with customers on a daily basis, getting to know their most pressing needs and solving their core issues. Empowering agents with the right tools is essential to personalizing the experience, solving complex problems and meeting consumers’ expectations.

“Flexibility and adaptability have never been more important for businesses,” said Paul Jarman, CEO, NICE inContact. “Customer needs are changing almost daily, so it’s important that agents have access to all the relevant customer information along with the tools to support customers quickly and efficiently. Our partnership with Zendesk ensures that agents have a full view of the customer in an easy-to-use workspace.”

Also available, CXone Agent for Zendesk, which is accessible on the Zendesk Marketplace, consolidates customer context and contact center controls into a single interface for increased agent efficiency and exceptional customer experiences. The pre-built integration deploys in minutes, scales as business needs evolve, boosts agent productivity and improves personalization for superior customer experiences.

“Our partnership began earlier this year to give contact centers a complete, comprehensive view of their customers,” said David Williams, SVP & GM of Enterprise Product Strategy at Zendesk. “Together, we’re able to bring to market a timely offer that ensures that organizations can continuously provide high quality customer experiences.”

About NICE inContact
NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that create deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Optimization, Automation and Artificial Intelligence, all on an Open Cloud Foundation to help any company transform every single customer interaction. See how our customer-centric expert services, innovative software, extensive ecosystem of valuable partnerships, and over a decade of global experience can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.